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                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                              -----------------------

                                   SCHEDULE 14D-1
                Tender Offer Statement Pursuant to Section 14(d)(1)
                       of the Securities Exchange Act of 1934
                                 (AMENDMENT No. 2)

                              -----------------------

                          RESOURCES PENSION SHARES 5, L.P.
                           a Delaware Limited Partnership
                             (Name of Subject Company)

                           PRESIDIO RPS ACQUISITION CORP.
                                      (Bidder)

                               PRESIDIO CAPITAL CORP.
                                    (Co-Bidder)

                       UNITS OF LIMITED PARTNERSHIP INTEREST
                                  (Title of Class
                                   of Securities)

                                        NONE
                               (CUSIP Number of Class
                                   of Securities)

                              -----------------------

         Allan B. Rothschild                             Copy to:
     Presidio RPS Acquisition Corp.                    Mark I. Fisher
        411 West Putnam Avenue                        Todd J. Emmerman
         Greenwich, CT  06830                        Rosenman & Colin LLP
            (203) 862-7051                            575 Madison Avenue
                                                 New York, New York 10022-2585
                                                        (212) 940-8800

                       (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices and
                        Communications on Behalf of Bidder)

                             Calculation of Filing Fee

          Transaction                                            Amount of
          Valuation*                                             Filing Fee
          -----------                                            ----------
          $13,000,000                                            $2,600.00

   *For purposes of calculating the filing fee only. This amount assumes the purchase of 2,000,000 Limited Partnership Interests ("Units") of the subject company for $6.50 per Unit in cash.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:  $2,600.00            Filing Party: Presidio RPS
                                                            Acquisition Corp.

Form or registration no.:  Schedule 14D-1     Date Filed:  February 18, 1998
                           --------------                  -----------------

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CUSIP No.:  None                       14D-1                 Page 2 of 9 Pages
            ----

------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          PRESIDIO RPS ACQUISITION CORP.
------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                                       (a) / /
                                                                       (b) / /
------------------------------------------------------------------------------
3.   SEC Use Only

------------------------------------------------------------------------------
4.   Sources of Funds (See Instructions)

          AF; WC
------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f)
                                                                           / /
------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

          Delaware
------------------------------------------------------------------------------
7.   Aggregate Amount Beneficially Owned by Each Reporting
     Person

          100 Units
------------------------------------------------------------------------------
8.   Check Box if the Aggregate Amount in Row (7) Excludes
     Certain Shares (See Instructions)
                                                                           / /
------------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)

          Less than .1%
------------------------------------------------------------------------------
10.  Type of Reporting Person (See Instructions)

          CO
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CUSIP No.:  None                        14D-1                Page 3 of 9 Pages
            ----

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          PRESIDIO CAPITAL CORP.
------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                                       (a) / /

                                                                       (b) / /
------------------------------------------------------------------------------
3.   SEC Use Only

------------------------------------------------------------------------------
4.   Sources of Funds (See Instructions)

          N/A
------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f)
                                                                           / /
------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

          Delaware
------------------------------------------------------------------------------
7.   Aggregate Amount Beneficially Owned by Each Reporting
     Person

          624,935.33 Units*
------------------------------------------------------------------------------
8.   Check Box if the Aggregate Amount in Row (7) Excludes
     Certain Shares (See Instructions)
                                                                           / /
------------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)

          Approximately 11.1%
------------------------------------------------------------------------------
10.  Type of Reporting Person (See Instructions)

          CO
------------------------------------------------------------------------------
*    Includes 100 Units owned by Presidio RPS Acquisition Corp.
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                                                             Page 4 of 9 Pages


                          AMENDMENT NO. 1 TO SCHEDULE 14D-1

     This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 filed with the Commission on February 18, 1998 by Presidio RPS Acquisition Corp. (the "Purchaser"), a Delaware corporation, as amended by Amendment No. 1 thereto (the "Schedule 14D-1"), relating to the tender offer of the Purchaser to purchase up to 2,000,000 of the outstanding Units of Limited Partnership Interest ("Units") of Resources Pension Shares 5, L.P.(the "Partnership"), a Delaware limited partnership, at a purchase price of $6.50 per Unit, net to the seller in cash, without interest, upon the terms set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer") to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 2.   IDENTITY AND BACKGROUND.

     Item 2(a) is hereby supplemented as follows:

     The cover page of the Offer to Purchase is hereby amended by inserting the following sentences following the first sentence of the second paragraph: "The Purchaser is indirectly wholly-owned by Presidio Capital Corp. ("Presidio"). Presidio indirectly controls the General Partner. Accordingly, the Purchaser and the General Partner are affiliated by virtue of being under the common control of Presidio."

Item 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Item 7 is hereby supplemented as follows:

     On March 3, 1998, the Purchaser obtained the written agreement of Mr. Barry Patterson to use his best efforts in his


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                                                             Page 5 of 9 Pages

capacity as Chairperson of the Investment Committee for the McKee Foods Corporation Retirement Plan (the "Retirement Plan") to cause the tender pursuant to the Offer of approximately 150,000 Units owned by the Retirement Plan (the "McKee Units") in the event the Purchaser increased the Purchase Price to $6.50 per Unit. Such agreement arose from conversations with Mr. Patterson in which he indicated a willingness to recommend that the McKee Units be tendered, but not at $6.00 per Unit. Through such conversations, it was determined that Mr. Patterson would be willing to enter into such agreement at a Purchase Price of $6.50 per Unit.

Item 10.  ADDITIONAL INFORMATION.

     Item 10(e) is hereby supplemented as follows:

     A February 26th hearing in the action commenced by Everest was adjourned at the request of Everest for the purpose of permitting discovery. The Partnership and the General Partner objected to the adjournment.

     Section 12.1.2 of the Partnership Agreement provides that "no Limited Partner may sell, assign, transfer or exchange any Units if counsel for the Partnership shall be of the opinion that such sale, assignment, transfer or exchange would be in violation of any applicable federal or state securities law (including any investor suitability standards)." Furthermore, Section 12.4 of the Partnership Agreement provides that "any attempted sale, assignment, transfer or exchange in contravention of the provisions of this [Section] 12 shall, in the sole discretion of


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                                                             Page 6 of 9 Pages

the Administrative General Partner, be voided and deemed ineffectual and shall not bind or be recognized by the Partnership". Pursuant to the foregoing provisions the General Partner refused to recognize transfers to Everest of Units purportedly acquired in the Everest Offer based on its belief that the Everest Offer violated the provisions of the Williams Act.

     The Everest Offer was made on a first-received, first-buy basis with all tenders being irrevocable and with no provision for withdrawal or proration rights. The General Partner believed that the Everest Offer violated the following provisions of the Williams Act: Rule 14e-1(a) (the Everest Offer was not effectively open for 20 business days since there were no withdrawal or proration rights and tenders were accepted on a first-received, first-buy basis); Rule 14e-1(c) (while the Everest Offer expired on December 19, 1997, payment was only to be made following confirmation by the Partnership of a valid transfer - the General Partner believes this procedure violates the prompt payment rule); Sections 14(d)(5) and (6) (these provisions provide for statutory withdrawal and proration rights which the General Partner believes apply to all tenders); and Section 14(e) (inadequate disclosure on issues relating to right of Unitholders to receive distributions and taxable income allocated to tendering Unitholders).


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                                                             Page 7 of 9 Pages

     Item 10(f) is hereby supplemented as follows:

     The second sentence of "Section 14. Conditions of the Offer." is hereby amended by replacing the words "and before the acceptance of such Units for payment or the payment therefor, or the later thereof, as applicable" with the following phrase: "and before the Expiration Date".

Item 11.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 is hereby amended by adding the following, which is attached as an exhibit:

          (c)(1) Agreement, dated March 3, 1998, between the Purchaser and Mr. Barry Patterson, Chairperson, Investment Committee, McKee Foods Corporation Retirement Plan


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                                                             Page 8 of 9 Pages


                                      SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 1998

                              PRESIDIO RPS ACQUISITION CORP.




                                   By: /s/ Allan B. Rothschild
                                       --------------------------------
                                       Name:  Allan B. Rothschild
                                       Title: Vice President



                              PRESIDIO CAPITAL CORP.




                                   By: /s/ Allan B. Rothschild
                                       --------------------------------
                                       Name:  Allan B. Rothschild
                                       Title: Executive Vice
                                              President


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                                                             Page 9 of 9 Pages

                                    EXHIBIT INDEX

                                                                  Sequentially
Exhibit No.                    Description                        Numbered Page
-----------                    -----------                        -------------

99.(c)(1)    Agreement, dated March 3, 1998, between the Purchaser
             and Mr. Barry Patterson, Chairperson, Investment
             Committee, McKee Foods Corporation Retirement Plan. . .